UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 19)

Under the Securities Exchange Act of 1934

West Marine, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

954235107

(CUSIP Number)

Randolph K. Repass

500 Westridge Drive

Watsonville, California  95076

(831) 728-2700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 14, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 954235107	13D/A

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Randolph K. Repass
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds ( See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	0
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person	IN

CUSIP No. 954235107	13D/A

This Amendment No. 19 (this "Amendment") amends the Schedule 13D filed by Randolph K. Repass on July 30, 2008, as subsequently amended through Amendment No. 18 (the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of West Marine, Inc. as specifically set forth herein.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As previously reported, in March 4, 2016, Mr. Repass instructed Charles Schwab & Co., Inc. to re-register 1.5 million shares of Common Stock in the name of the 2016 Randolph K. Repass Grantor Retained Annuity Trust, dated March 1, 2016 (the "GRAT"), and on March 14, 2016, a stock certificate was issued in the name of the GRAT, completing the gift.  Mr. Repass and his brother-in-law, James W. Suozzo, are trustees of the GRAT.  Mr. Repass has sole investment power with respect to the shares held in the GRAT, and Mr. Suozzo has sole voting power with respect to the shares held in the GRAT and sole power to determine the date of annual annuity payments from the GRAT.  The term of the GRAT is two years.  Any shares or other assets remaining in the GRAT upon termination at the end of the two years will be distributed equally to the two remainder beneficiaries.  To effectuate the first annual annuity payment, an instruction letter and stock power, each dated March 13, 2017, were delivered on March 13, 2017, and irrevocably instructed that 698,617 shares of Common Stock held by the GRAT be re-registered in the name of Mr. Repass' revocable trust. Following this transfer, the GRAT held 801,383 shares of Common Stock.

As previously reported, West Marine entered into an Agreement and Plan of Merger, dated as of June 29, 2017 (the “Merger Agreement”), with Rising Tide Parent Inc., a Delaware corporation (“Parent”), an affiliate of Monomoy Capital Partners a New York-based private equity fund, and Rising Tide Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). On September 14, 2017, pursuant to the Merger Agreement, Merger Sub merged with and into West Marine, with West Marine continuing as the surviving company in the merger.

In connection with the merger, each outstanding share of Common Stock beneficially owned by Mr. Repass, including the shares held be the GRAT described above, were cancelled and converted into the right to receive $12.97 per share in cash, without interest. In addition, pursuant to the Merger Agreement, 6,493 restricted stock units (“RSUs”) held be Mr. Repass became fully vested and converted into the right to receive $12.97 per RSU in cash, less any required withholding taxes, and 10,123 stock options held by Mr. Repass were cancelled in exchange for a cash payment equal to the product of (i) the total number of shares Common Stock subject to the cancelled stock options multiplied by (ii) the excess of $12.97 over the per share exercise prices of the stock options, less any required withholding taxes.

Concurrently with the entry into the Merger Agreement, Mr. Repass, his spouse, Sally-Christine Rodgers, and Mr. Suozzo, either in their individual capacity or as trustee, entered into a Voting and Support Agreement (the “Voting Agreement”) in favor of Parent pursuant to which they agreed, among other things, to vote shares of Common Stock representing approximately 24% of the outstanding shares in favor of the adoption of the Merger Agreement and against any competing proposal. Subject to certain limited exceptions, the Voting Agreement also restricted the transfer of shares of Common Stock covered by the Voting Agreement.

Effective August 31, 2017, Mr. Repass donated 1.2 million shares of Common Stock to the Schwab Charitable Fund, a donor advised fund (the “Fund”), and 200,000 shares of Common Stock to the Repass-Rogers Family Foundation (the “Foundation”). Effective August 30, 2017, Mr. Repass’ spouse donated 15,000 shares to the Fund. The financial advisor to Mr. Repass, Argos Wealth Advisors (“Argos”), serves as investment advisor for the West Marine shares held by the Fund and, as investment advisor, had investment and voting control over such shares. To facilitate the donation to the Fund, Argos entered into a Joinder to Voting and Support Agreement, dated August 28, 2017 (the “Joinder”). Pursuant to the Joinder, Argos agreed to be bound by the terms and conditions of the Voting Agreement with respect to shares of Common Stock held by the Fund. To facilitate the donation to the Foundation, Parent and Mr. Repass entered into a Voting Agreement Release, dated as of August 28, 2017 (the “Release”). A copy of the Joinder and the Release are being filed with this Amendment as Exhibit 7.03 and Exhibit 7.04, respectively. In connection with the merger, the shares of Common Stock held by the Fund and the Foundation were cancelled and converted into the right to receive $12.97 per share in cash, without interest.

Other than as set forth herein, Mr. Repass has no current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through (j) of Schedule 13D.

CUSIP No. 954235107	13D/A

Item 5. Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Mr. Repass beneficially owns no shares of Common Stock.

(b)	Not applicable.

(c)	Other than as reported in Item 4 of this Amendment, Mr. Repass has no transactions in West Marine securities during the 60-day period ended September 14, 2017.

(d)	There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the disposition of, the shares of Common Stock that were beneficially owned by Mr. Repass, other than the shares held by the Fund and the Foundation.

(e)	As of September 14, 2017, Mr. Repass ceased to be a beneficial owner of more than five percent of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Article XII, Sections C and D of the GRAT provide that Mr. Repass has sole investment power over the shares held by the GRAT and that Mr. Suozzo has sole voting power over such shares.   A copy of the GRAT is being incorporated by reference as Exhibit 7.01 with this Amendment.

The descriptions of the Voting Agreement, the Joinder and the Release in Item 4 of this Amendment are incorporated in this Item by reference.

CUSIP No. 954235107	13D/A

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 7.01	Randolph K. Repass 2016 Grantor Retained Annuity Trust dated March 1, 2016 (incorporated by reference to Exhibit 7.06 of Amendment No. 16 to the Schedule 13D).

Exhibit 7.02	Voting and Support Agreement, dated as of June 29, 2017, by and among Rising Tide Parent, Inc., Rising Tide Merger Sub, Inc. and the persons set forth on Schedule I (incorporated by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q filed by the Issuer on August 7, 2017).

Exhibit 7.03	Joinder to Voting and Support Agreement, dated as of August 28, 2017, by and among Rising Tide Parent, Inc., Randolph K. Repass, Sally-Christine Rodgers and Argos Wealth Advisors, LLC.

Exhibit 7.04	Voting and Support Agreement Release, dated as of August 28, 2017, by and among Rising Tide Parent, Inc. and Randolph K. Repass.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: September 15, 2017
	By:	/s/ Randolph K. Repass
Randolph K. Repass